Exhibit 99.2

TECHNOLOGY SERVICES AGREEMENT

This Technology Services Agreement (the “Agreement”) is made and entered into on July 20, 2026 (the “Execution Date”), by and between:

Party A: NETCLASS TECHNOLOGY INC

Address：4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, Cayman Islands

Party B: Gang Zhu

Address: No.86, East Yangzhuang Villa, Xuecheng District, Zaozhuang, Shandong, China

WHEREAS, Party A intends to engage Party B to provide professional technology services in relation to Party A’s business operations;

WHEREAS, Party B possesses relevant experience and professional expertise in system development and maintenance, and business promotion, and agrees to provide services in accordance with the terms of this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1. Scope of Services

During the Service Term, Party B shall provide professional technology services to Party A’s Word-Memorizing Interactive Game System development and maintenance including but not limited to:

1.1 System Objectives:

The system aims to increase students' enthusiasm for word memorization through fun Q&A and level scoring mechanisms to realize gamified learning. It helps students consolidate the definitions, spellings and usages of English words through interactive exercises, achieving lightweight and efficient word memorization training.

1.2 System Core Functional Requirements:

(1) Word Database Function: Built-in word banks are available, and custom import of words with Chinese and English definitions is supported. Words can be managed in groups and by levels.

(2) Gamified Q&A Mode: Questions are generated randomly. Basic interactive question types including definition selection and word recognition are supported. Points are awarded for correct answers, and the correct answers will be displayed for wrong responses.

(3) Level and Scoring: Equipped with level mechanisms, score statistics and practice records to display learning outcomes and enhance students’ sense of accomplishment in learning.

(4) Dual-terminal Adaptation: Compatible with PC and mobile terminals with adaptive screen layout. Users can operate, answer questions and check records normally on both terminals.

1.3 Performance and Experience Requirements:

(1) The system runs smoothly and stably with fast loading speed, no stuttering or crashing problems.

(2) It features a clean and fresh interface tailored for student scenarios with simple and easy-to-use operations.

Party B shall perform the above services in a professional, diligent, and commercially reasonable manner.

2. Service Term

The service term under this Agreement shall commence on July 21, 2026 and shall continue through July 20, 2027, for a total period of twelve (12) consecutive months (the “Agreed Service Term”). The Parties acknowledge that the services commenced on February 1, 2026, and agree that this Agreement shall be deemed effective as of February 1, 2026, with respect to the services provided from that date.

3. Equity Consideration

As full and complete consideration for Party B’s performance of services throughout the entire Agreed Service Term, Party A agrees to grant Party B 240,000 Class A ordinary shares of Party A (the “Shares”).

The Shares correspond to the full twelve (12) month Agreed Service Term.

The Shares shall be issued no later than the end of July 2026.

The Parties acknowledge and agree that the Shares shall be validly issued and fully paid upon issuance and shall not be subject to cancellation or rescission based solely on the performance status of services.

Notwithstanding the foregoing, the Parties further acknowledge that the Shares correspond to the full Agreed Service Term, and Party B’s ultimate entitlement to the economic benefits associated with the Shares is conditional upon the completion of all service obligations during the Agreed Service Term.

4. Non-Performance and Compensation Mechanism

4.1 Compensation Obligation

In the event that Party B fails to perform or fully perform the services under this Agreement, or this Agreement is terminated prior to the expiration of the Agreed Service Term due to reasons attributable to Party B, Party B shall compensate Party A in cash for the portion corresponding to the unperformed service period.

4.2 Calculation of Compensation Amount

Compensation Amount = (Agreed Service Term − Actual Service Period Performed) ÷ Agreed Service Term × 240,000 Shares × Fair Market Value per Share on the Grant Date. The compensation amount shall be paid in cash or in a manner agreed upon by both parties.

4.3 Payment Timeline

Party B shall complete payment of the compensation within thirty (30) business days from the date Party A issues written notice.

4.4 Nature of Rights Confirmation

The Parties confirm that although the Shares are validly issued, the portion corresponding to any unperformed service period shall not constitute finally vested service consideration under this Agreement. Party B’s entitlement to the economic benefits of such portion remains conditional upon completion of the Agreed Service Term.

5. Confidentiality

Both Parties shall maintain strict confidentiality of any proprietary or non-public information obtained in the course of performing this Agreement and shall not disclose such information to any third party without prior written consent.

6. Liability for Breach

Any Party that breaches this Agreement and causes loss to the other Party shall bear corresponding legal liability in accordance with applicable laws.

7. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

8. Miscellaneous

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and shall become effective upon execution by both Parties.

Signature

Party A (Signature):	/s/ Jianbiao Dai

Party B (Signature):	/s/ Gang Zhu